August 31, 2006

VIA ELECTRONIC EDGAR FILING

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn: Michele M. Anderson, Legal Branch Chief

RE: IElement Corporation
Amendment No. 6 to Registration Statement on Form SB-2
Filed August 23, 2006
File No. 333-131451

Form 10-KSB/A for year ended March 31, 2006
Filed August 23, 2006
File No. 0-29331

Dear Ms. Anderson:

We have electronically filed herewith on behalf of IElement Corporation (the “Registrant”) Amendment No. 7 to the above-referenced Registration Statement. The Amendment No. 7 is marked with R tags to show changes made from the previous filings. In addition, we have included a narrative response herein. We trust you shall deem Amendment No. 7 and the contents of this transmittal letter re-sponsive to your oral comments of August 29, 2006.

To begin, the reason we are including this correspondence with the filing is to explain an amendment in the total shares being registered. In particular the total shares being registered, as listed in the Registration Statement, has been reduced by 80,000.

On January 20, 2006 the Company ordered for issuance though its transfer agent, certain share issuances, and in response to such request received the following certificates:

Tim Dean Smith, certificate number 2270 for 1,800,000 shares
Jeremy Dean-Smith certificate number 2272 for 2,900,000 shares
Dolphin Capital certificate number 2273 for 1,680,000 shares

The above issued certificates did not match the instructions that had been provided to the transfer agent and accordingly were returned to the transfer agent for cancellation and proper issuance. The proper shares were issued on March 23, 2006 as follows:

Tim Dean-Smith certificate number 2393 for 1,600,000 shares
Jeremy Dean-Smith certificate number 2398 for 1,800,000 shares
Dolphin Capital certificate number 2399 for 2,900,000

However, upon preparing the SB-2 for filing although the Company properly recorded the issuances in Part II - Sale of Unregistered Securities, in preparing the Selling Stockholder information (and therefore total shares being registered), the Company inadvertently reviewed shareholder records dated between January 20, 2006 and March 23, 2006, which did not reflect the proper issuance as described above.

In response to your oral comments, the Company has added the three months ended June 30, 2006 to the Supplemental Financial Information on page 2. In addition, the Company has amended its risk factor related to bad debt expense and adjusted the bad debt discussion in MD&A. Finally, the Company has added disclosure regarding the two new promissory notes and has included both notes as additional exhibits.

As for the 10-KSB/A for the year ended March 31, 2006, the Company has corrected the certifications and filed an additional amendment.

We hope that this finalized any outstanding matters and look forward to discussing and effective date for the SB-2.

Legal & Compliance, LLC

By:______________________
Laura Anthony, Esq.

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